EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2012	2011

Income before income taxes	$36,477	$2,058
Fixed charges	12,981	19,092
Capitalized interest	(57)	-

Total earnings	$49,401	$21,150

Interest expense (including capitalized interest)	$6,845	$13,121
Amortized premiums and expenses	1,845	1,439
Estimated interest within rent expense	4,291	4,532

Total fixed charges	$12,981	$19,092

Ratio of earnings to fixed charges	3.81	1.11